Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

February 23, 2018

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Bond Fund, Inc.
- AB High Yield Portfolio
Post-Effective Amendment No. 167
File Nos. 2-48227 and 811-02383

Dear Mr. Oh:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced post-effective amendment to the registration statement filed on December 26, 2017 (the “Post-Effective Amendment”), on Form N-1A for AB High Yield Portfolio (the “Fund”), a series of AB Bond Fund, Inc. (the “Registrant”). You provided the Staff’s comments to me by telephone on February 9, 2018.

The Staff’s comments and our responses thereto are set forth below. The changes referenced in the responses will be reflected in a Rule 485(b) filing.

Prospectus

Summary Information

Comment 1:	The Prospectus contains incomplete and bracketed information. Confirm that a filing will be made that contains all final information. In addition, provide a completed fee and expense table for the Fund in your response letter.

Response:	Registrant will file a Prospectus under Rule 485(b) that contains all final information. Please see a completed fee and expense table for the Fund in attached Exhibit A.

Comment 2:	Please ensure that the facing sheet of Registrant’s next post-effective amendment includes the following: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:	The facing sheet of Registrant’s next post-effective amendment will include this information as requested. Registrant notes that the facing sheet for the Post-Effective Amendment reflected the class of shares being registered.

Comment 3:	If the Registrant intends to designate Advisor Class of the Fund as “Clean Shares” in connection with the relief provided by the SEC staff in its no-action letter to Capital Group (publicly available January 11, 2017) (the “Capital Group Letter”), please confirm that the Prospectus disclosure conforms to the terms of the Capital Group Letter.

Response:	Registrant has designated the Fund’s Advisor Class shares as “Clean Shares” and confirms that the Fund’s Prospectus disclosure conforms to the terms of the Capital Group Letter.

Comment 4:	Confirm supplementally that the contractual fee waiver for the Fund may be terminated only by the Fund board prior to the expiration date.

Response:	The Registrant confirms that the contractual fee waiver may be terminated only by the Fund board prior to the expiration date.

Comment 5:	The Fund’s disclosure states that “[a]ny fees waived and expenses borne by the Adviser may be reimbursed by the Fund until the end of the third fiscal year after the fiscal period in which the fee was waived or the expense was borne . . . .” This sentence should be revised to indicate that the investment adviser may only recoup from the Fund amounts waived or reimbursed within three years from the date that the waiver or reimbursement occurred, provided that the recoupment would not cause the Fund to exceed the expense cap that was in effect at the time of the reimbursement.

Response:	The Staff comment suggests that it would not be appropriate for the Fund’s operating expenses table to show total annual operating expenses net of waived fees where the recoupment does not occur within three years of the specific waiver. Registrant believes that the current structure for recoupment complies with applicable SEC rules and accounting pronouncements. Registrants advised by the Adviser have previously responded in detail to a comment on a three-year period for recoupment (see, for example, the response dated March 9, 2017, to the Staff's comments on Post-Effective Amendment Nos. 221 and 222 to the Registration Statement of AB Cap Fund, Inc.).[1]

_______________________

1 See AB Cap Fund, Inc., File Nos. 2-29901 and 811-01716, EDGAR Correspondence filed on March 9, 2017, SEC Accession No. 0000919574-17-002611.

2

Registrant notes that Instruction 3(e) to Item 3 of Form N-1A indicates that the operating expenses table may reflect the amount of the expense reimbursement or fee waiver, and the fund’s net expenses after subtracting the fee reimbursement/expense waiver from total fund operating expenses, provided the expense reimbursement/fee waiver agreement is effective for a period of no less than one year from the effective date of the fund’s registration statement.  This requirement is supplemented by the Staff’s response to Question 6 of the Q&A Letter on Form N-1A, dated October 2, 1998, which requires the expense limitation/fee waiver arrangement to be contractual.  These requirements for reflecting a fund’s net expenses are not conditioned, however, on the duration of any recoupment provision of the expense reimbursement/fee waiver agreement.

The disclosure has not been revised in response to this comment.

Comment 6:	A fund that has a policy of investing 80% of its net assets in a particular type of investment must have disclosure that the 80% policy can be changed without shareholder approval upon 60 days' notice to shareholders if such 80% policy is non-fundamental. This disclosure does not appear under “Principal Strategies” along with the Fund’s 80% investment policy.

Response:	This notice provision is provided under “Additional Information About the Fund’s Risks and Investments – Additional Risks and Other Considerations – Changes in Investment Objectives and Policies.” Registrant believes that the current location for this provision is appropriate, as there is no requirement that this disclosure appear in the Fund Summary.

Comment 7:	Disclosure under “Principal Strategies” states that the Fund may also invest in equity securities but includes no corresponding risk disclosure. Expand the disclosure for this strategy and provide corresponding risk disclosure.

Response:	Registrant believes that the current disclosure (including risk disclosure) regarding investing in equity securities is appropriate for the Fund, particularly in view of the Fund’s 80% policy to invest in below investment grade fixed-income securities. Registrant notes that the market risk disclosure under “Principal Risks” specifically references stock market risk. In addition, the section “Additional Information About the Fund’s Risks and Investments” contains risk disclosures regarding investing in certain types of equity securities.

Comment 8:	Disclosure under “Principal Strategies” states that “[f]luctuations in currency exchange rates can have a dramatic impact on the returns of fixed-income securities denominated in foreign currencies.” This statement is not an investment strategy and should be moved elsewhere in the Prospectus, such as under “Principal Risks.”

Response:	The Prospectus has been revised in response to this comment.
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Comment 9:	As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund’s intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	The Registrant believes that the current disclosure is consistent with the guidance provided in the ICI Letter.

Comment 10:	Explain supplementally whether derivatives count towards the Fund’s 80% investment policy bucket, and, if so, how such derivatives will be valued.

Response:	The disclosure under “Principal Strategies” states that derivatives are included as part of the Fund’s 80% investment policy. For such purpose, derivative positions are valued based on market value.

Comment 11:	The section “Principal Risks” includes risk disclosure for investments in emerging market countries. There should be corresponding discussion of such investments under “Principal Strategies.”

Response:	The Prospectus has been revised in response to this comment.

Comment 12:	Under “Bar Chart and Performance Information,” review the disclosure in bold that references the historical performance of the Fund and describe it more clearly in Plain English, particularly with respect to defined terms.

Response:	The Prospectus has been revised in response to this comment.

Comment 13:	Please explain supplementally the basis for considering the Markit iBoxx USD Liquid High Yield Index (the “Index”) an appropriate broad-based securities market index.

Response:	The Registrant believes that the Index is an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) of Form N-1A, which states:

“[A]n ‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.

The Index is administered by an index provider that is not affiliated with the Fund, the Adviser or the Fund’s principal underwriter, and reflects the performance of U.S. dollar-denominated high yield corporate debt across developed markets. The Index offers a broad coverage of the U.S. dollar-denominated high yield liquid bond universe (988 constituents as of 1/31/18) and is limited to bond issues with more than $400 million outstanding. The weighting of the index to a particular issuer is capped at 3%, which limits the effect of any one issuer on the returns of the Index and may cause the Index to track high yield market performance more broadly than it otherwise would.

The Registrant notes the Adviser's desire to position the Fund as a competitor to exchange-traded funds that use benchmarks similar or identical to the Index, making use of the Index particularly appropriate.
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Comment 14:	For the length of service of a portfolio manager associated with a fund or adviser, consider disclosing the month along with the year.

Response:	The Fund believes the current disclosure regarding each portfolio manager’s length of service is consistent with the requirements of Item 5(b) of Form N-1A, and has not revised the disclosure in response to this comment.

Additional Information About the Fund’s Risks and Investments

Comment 15:

Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (“IM Guidance Update 2014-08”).

Response:	The Registrant has reviewed IM Guidance Update 2014-08. The Fund’s principal strategies and risks are identified in the Fund summary section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 16:	Mortgage-related securities and asset-backed securities are cited under “Additional Information About the Fund’s Risks and Investments” but are not cited under “Principal Strategies.” Explain whether the Fund invests in these securities, and if so, the extent of such investment.

Response:	The Fund invests in these types of securities but not to a level where either is considered a principal strategy. Therefore, these investments are not described in the Fund Summary.

Comment 17:	The Fund’s disclosure states that the Fund may make short sales. If the Fund engages in short sales, expenses related to short sales must be reflected in the Fund’s expense table.

Response:	The Fund did not engage in short sales during the most recent fiscal year, so there are no expenses relating to short sales reflected in the Fund’s expense table.

Comment 18:

Please clarify under “Additional Risks and Other Considerations” whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08.

Response:	Please see response to Comment 15.
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Investing in the Fund
Comment 19:

With respect to the section “How to Sell or Redeem Shares,” please confirm that the disclosures relating to shareholder redemption requests that are required by Item 11(c)(7) and Item 11(c)(8) of Form N-1A are included.

Response:	Registrant has reviewed Item 11(c)(7) and Item 11(c)(8) and confirms that appropriate disclosures are included in the Prospectus.
Management of the Fund

Comment 20:

Under “Investment Adviser,” the defined term “Performance Period” is not immediately defined and is instead accompanied by the note “(as defined below).” Consider defining “Performance Period” where it is first mentioned.

Response:	Registrant believes that the discussion of “Performance Period” is clear. The disclosure has not been revised in response to this comment.

Comment 21:	Under “Investment Adviser,” the disclosure discusses the potential impact of the Performance Adjustment with respect to an investor who buys Fund shares after the beginning of a Performance Period, noting that such investor may bear a share of a Performance Adjustment based on performance that preceded the purchase and from which the investor therefore did not benefit. Consider discussing the potential impact of the Performance Adjustment under other circumstances, including the impact on remaining Fund shareholders when shareholders redeem Fund shares during a period of strong Fund performance but before a higher Performance Adjustment has been applied to the Base Fee.

Response:	The disclosure states that the Management Fee consists of the Base Fee and Performance Adjustment. The Management Fee is accrued on a daily basis for purposes of the daily net asset value (“NAV”) calculation. This daily accrual calculation, which is described in the Prospectus, is intended to reflect the effect of the Management Fee on an ongoing basis. Registrant believes that the daily accrual of the Management Fee should address the circumstances identified by the Staff in this comment and therefore has determined not to revise the disclosure in response to this comment.

Comment 22:	Under “Performance of Similarly Managed Accounts,” for clarity, consider spelling out the name of the investment adviser in the first sentence of the disclosure.
Response:	“Adviser” is a defined term that is used throughout the Prospectus, including in this section. Registrant believes that the disclosure is clear. The disclosure has not been revised in response to this comment.

Comment 23:

With respect to the section “Performance of Similarly Managed Accounts,” confirm supplementally that the similarly managed accounts relate to accounts of the Adviser, as opposed to just the investment team that manages the Fund.

Response:	Registrant confirms that the similarly managed accounts relate to accounts of the Adviser.

Comment 24:	Under “Performance of Similarly Managed Accounts,” the benchmarks for the similarly managed accounts should match those provided for the Fund in the Fund Summary.

Response:	The disclosure has been revised in response to this comment.

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Statement of Additional Information (“SAI”)

Comment 25:

Provide additional disclosure in the “Investment Restrictions” section relating to the 1940 Act and applicable laws that describes the limitations on Fund investments; in particular, describe the current 1940 Act limitations referenced in the fundamental investment policies.

Response:

The Registrant believes that the disclosure appropriately reflects the Fund’s fundamental and non-fundamental investment policies as approved by its Board of Directors. The SAI has not been revised in response to this comment.

Comment 26:	Review the disclosure under “Management of the Fund – Advisory Agreement and Expenses” and ensure that the effective dates of the advisory agreements referenced are clearly disclosed.

Response:	The disclosure has been clarified in response to this comment.

Comment 27:	Under “Management of the Fund – Advisory Agreement and Expenses,” confirm that the description of the Performance Adjustment matches that in the Prospectus.
Response:	Registrant has reviewed and revised the disclosure in response to this comment.

Comment 28:	Under “Management of the Fund – Board of Directors Information,” confirm that information in the table provided for “Year First Elected” is accurate.
Response:	Registrant has reviewed this information and confirms that such information is accurate. Registrant notes that the year provided for each director is tied to the series, not the Registrant.

Comment 29:	Review the disclosure under “Portfolio Transactions” and confirm that all disclosure required Item 21(c) of Form N-1A is provided.

Response:	Registrant has reviewed and enhanced the disclosure in response to this comment.
Comment 30:

Review the section “Portfolio Transactions – Disclosure of Portfolio Holdings” to ensure that information on the disclosure of portfolio holdings of a Fund complies with Item 16(f) of Form N-1A, in particular Item 16(f)(iii) requiring disclosure of the length of the lag, if any, between the date of the information and the date on which the information is disclosed.

Response:	Registrant has reviewed this section for compliance with Item 16(f), in particular Item 16(f)(iii). Registrant notes that the disclosure states that complete portfolio holdings are posted on the Adviser’s website with an approximate 30-day lag. The disclosure also describes other circumstances under which portfolio holdings are made available confidentially to third parties including the Fund’s independent auditor, financial printer service provider and proxy voting service provider. The disclosure states that “information may be provided to these parties at any time with no lag.” The disclosure accurately reflects the frequency of portfolio holdings disclosure and lag times for disclosing such information.
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Part C

Comment 31:	Confirm that all applicable exhibits have been filed, particularly with respect to Item 28(e).

Response:	Registrant will ensure that all exhibits are filed.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq.
Eric C. Freed, Esq.
Paul M. Miller, Esq.

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Exhibit A

Shareholder Fees (fees paid directly from your investment)

 None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Advisor Class
Management Fees(a)	.40%*
Distribution and/or Service (12b-1) Fees	None
Other Expenses:
Transfer Agent	.06%
Other Expenses	1.95%
Total Other Expenses(b)	2.01%
Acquired Fund Fees and Expenses	.01%
Total Annual Fund Operating Expenses	2.42%
Fee Waiver and/or Expense Reimbursement(c)	(1.92)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	.50%

*Restated to reflect current fees.

(a)	The management fee paid to the Adviser consists of a base fee at an annualized rate of 0.40% of the Fund’s average daily net assets and a positive or negative performance adjustment of up to an annualized rate of 0.20% based upon the Fund’s performance relative to the Markit iBoxx USD Liquid High Yield Index, resulting in a minimum total fee of 0.20% and a maximum total fee of 0.60%.
(b)	Total Other Expenses are estimated for the current fiscal year.
(c)	The Adviser has contractually agreed to waive fees and/or to bear expenses of the Fund until December 31, 2019 to the extent necessary to prevent Total Other Expenses (excluding acquired fund fees and expenses other than the advisory fees of any AB Mutual Funds in which the Fund may invest, interest expense, taxes, extraordinary expenses, and brokerage commissions and other transaction costs), on an annualized basis, from exceeding 0.10% of average daily net assets (“expense limitation”). Any fees waived and expenses borne by the Adviser may be reimbursed by the Fund until the end of the third fiscal year after the fiscal period in which the fee was waived or the expense was borne, provided that no reimbursement payment will be made that would cause the Fund’s Total Other Expenses to exceed the expense limitation. In connection with the Fund’s investments in AB Government Money Market Portfolio (the “Money Market Portfolio”), the Adviser has contractually agreed to waive its management fee from the Fund and/or reimburse other expenses of the Fund in an amount equal to the Fund’s pro rata share of the Money Market Portfolio’s effective management fee, as included in “Acquired Fund Fees and Expenses.”

Examples

The Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, that the Fund’s operating expenses stay the same and that any expense limitation and fee waiver are in effect through the date indicated above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Advisor Class
After 1 Year	$51
After 3 Years	$367
After 5 Years	$913
After 10 Years	$2,406